SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

February 25, 2004

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: February 25, 2004.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
AT AND AS OF DECEMBER 31, 2003 AND 2002
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003		4th QUARTER 2002
S	CONCEPTS	Amount	%	Amount	%
1	TOTAL ASSETS	23,639,938	100%	17,190,975	100%
2	CURRENT ASSETS	16,578,789	70%	10,370,319	60%
3	CASH AND SHORT-TERM INVESTMENTS	7,175,449	30%	3,668,779	21%
4	ACCOUNTS RECEIVABLE (NET)	5,431,616	23%	3,002,281	17%
5	OTHER ACCOUNTS RECEIVABLE	714,705	3%	530,679	3%
6	INVENTORIES	3,182,362	13%	3,096,574	18%
7	OTHER CURRENT ASSETS	74,657	0%	72,006	0%
8	LONG-TERM ASSETS	948,727	4%	995,334	6%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	948,727	4%	995,334	6%
11	OTHER
12	PROPERT, PLANT AND EQUIPMENT	4,076,770	17%	3,701,110	22%
13	PROPERTIES	3,174,895	13%	3,362,658	20%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	377,905	2%	419,571	2%
15	OTHER EQUIPMENT	4,128,583	17%	3,967,681	23%
16	ACCUMULATED DEPRECIATION	(3,604,613)	-15%	(4,048,800)	-24%
17	CONSTRUCTION IN PROGRESS		0%
18	DEFERRED ASSETS (NET)	1,335,906	6%	1,390,442	8%
19	OTHER ASSETS	699,746	3%	733,770	4%
20	TOTAL LIABILITIES	17,533,071	100%	11,665,186	100%
21	CURRENT LIABILITIES	13,137,554	75%	6,542,468	56%
22	SUPPLIERS	3,111,761	18%	2,902,925	25%
23	BANK DEBT	28,744	0%	1,645,696	14%
24	STOCK MARKET LOANS	699,710		93,763
25	PAYABLE TAXES		0%	249,456	2%
26	OTHER CURRENT LIABILITIES	9,297,339	53%	1,650,628	14%
27	LONG-TERM LIABILITIES	3,091,438	18%	3,873,181	33%
28	BANK DEBT			878,179
29	STOCK MARKET LOANS	3,088,250	18%	2,972,299	25%
30	OTHER DEBT	3,188	0%	22,703	0%
31	DEFERRED CREDITS	1,193,626	7%	1,151,695	10%
32	OTHER LIABILITIES	110,453	1%	97,842	1%
33	CONSOLIDATED STOCKHOLDERS’ EQUITY	6,106,867	100%	5,525,789	100%
34	MINORITY STOCKHOLDERS	66,506	1%	64,912	1%
35	MAJORITY STOCKHOLDERS	6,040,361	99%	5,460,877	99%
36	CONTRIBUTED CAPITAL	1,861,911	30%	1,813,282	33%
38	CAPITAL STOCK (NOMINAL)	552,280	9%	547,619	10%
38	CAPITAL STOCK (RESTATEMENT)	129,205	2%	133,723	2%
39	PAID-IN CAPITAL	1,180,426	19%	1,131,940	20%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	4,178,450	68%	3,647,595	66%
42	RETAINED EARNINGS AND CAPITAL RESERVES	6,878,705	113%	6,942,907	126%
43	RESERVE FOR REPURCHASE OF SHARES	589,203	10%	443,486	8%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,438,415)	-73%	(3,821,847)	-69%
45	NET INCOME FOR THE PERIOD	1,148,957	19%	83,049	2%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003		4th QUARTER 2002
S	CONCEPTS	Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	7,175,449	100%	3,668,779	100%
46	CASH	1,034,965	14%	947,819	26%
47	SHORT-TERM INVESTMENTS	6,140,484	86%	2,720,960	74%
18	DEFERRED ASSETS (NET)	1,335,906	100%	1,390,442	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	1,335,906	100%	1,390,442	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%
21	CURRENT LIABILITIES	13,137,554	100%	6,542,468	100%
52	DENOMINATED IN FOREIGN CURRENCY	430,621	3%	1,898,842	29%
53	DENOMINATED IN MEXICAN PESOS	12,706,933	97%	4,643,626	71%
24	STOCK MARKET LOANS	699,710	100%	93,763	100%
54	COMMERCIAL PAPER	601,981	0%		0%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT	97,729	0%	93,763	0%
26	OTHER CURRENT LIABILITIES	9,297,339	100%	1,650,628	100%
57	INTEREST BEARING CURRENT LIABILITIES	8,306,425	89%	988,642	60%
58	NON-INTEREST BEARING CURRENT LIABILITIES	990,914	11%	661,986	40%
27	LONG-TERM LIABILITIES	3,091,438	100%	3,873,181	100%
59	DENOMINATED IN FOREIGN CURRENCY	3,091,438	100%	3,873,181	100%
60	DENOMINATED IN MEXICAN PESOS	—	0%		0%
29	STOCK MARKET LOANS	3,088,250	100%	2,972,299	100%
61	BONDS	3,088,250	100%	2,972,299	0%
62	MEDIUM-TERM NOTES		0%		0%
30	OTHER DEBT	3,188	100%	22,703	100%
63	INTEREST BEARING CURRENT LIABILITIES	3,188	100%	22,703	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES		0%		0%
31	DEFERRED CREDITS	1,193,626	100%	1,151,695	100%
65	NEGATIVE GOODWILL	1,103	0%	5,515	0%
66	DEFERRED TAXES	853,477	72%	672,871	58%
67	OTHER	339,046	28%	473,309	41%
32	OTHER LIABILITIES	110,453	100%	97,842	100%
68	RESERVES	98,949	90%	78,540	80%
69	OTHER	11,504	10%	19,302	20%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,438,415)	100%	(3,821,847)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,438,415)	100%	(3,821,847)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003	4th QUARTER 2002
S	CONCEPTS	Amount	Amount

72	WORKING CAPITAL	3,441,235	3,827,851
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	98,949	78,540
74	EXECUTIVES (*)	115	96
75	EMPLOYEES (*)	24,213	20,100
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	239,621,755	237,599,460
78	REPURCHASED SHARES (*)	5,486,940	7,448,242

          (*) THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO DECEMBER 31, 2003 AND 2002
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003		4th QUARTER 2002
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	20,589,339	100%	17,268,022	100%
2	COST OF GOODS SOLD	11,598,431	56%	10,029,564	58%
3	GROSS PROFIT	8,990,908	44%	7,238,458	42%
4	OPERATING EXPENSES	6,548,016	32%	4,983,869	29%
5	OPERATING INCOME	2,442,892	12%	2,254,589	13%
6	COMPREHENSIVE FINANCING RESULT	580,473	3%	1,200,523	7%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	1,862,419	9%	1,054,066	6%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	1,862,419	9%	1,054,066	6%
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	506,512	2%	597,892	3%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,355,907	7%	456,174	3%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(210,750)	-1%	(28,101)	0%
13	INCOME FROM CONTINUING OPERATIONS	1,145,157	6%	428,073	2%
14	DISCONTINUED OPERATIONS			325,197	2%
15	INCOME BEFORE EXTRAORDINARY ITEMS	1,145,157	6%	102,876	1%
16	EXTRAORDINARY ITEMS — NET			27,580
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	1,145,157	6%	75,296	0%
19	INCOME OF MINORITY STOCKHOLDERS	(3,800)	0%	(7,753)	0%
20	INCOME OF MAJORITY STOCKHOLDERS	1,148,957	6%	83,049	0%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003		4th QUARTER 2002
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	20,589,339	100%	17,268,022	100%
21	DOMESTIC	19,052,405	93%	16,080,334	93%
22	FOREIGN	1,536,934	7%	1,187,688	7%
23	FOREIGN SALES EXPRESSES IN U.S. DOLLARS (***)	136,860		109,886
6	COMPREHENSIVE FINANCING RESULT	580,473	100%	1,200,523	100%
24	INTEREST EXPENSE	802,885	138%	732,273	61%
25	EXCHANGE LOSS	102,550	18%	724,097	60%
26	INTEREST INCOME	(190,521)	-33%	(130,367)	-11%
27	EXCHANGE GAIN		0%		0%
28	GAIN ON NET MONETARY POSITION	(134,441)	-23%	(125,480)	-10%
8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) — NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY	506,512	100%	597,892	100%
	PROFIT SHARING
32	INCOME TAX	185,603	37%	154,214	26%
33	DEFERRED INCOME TAX	320,909	63%	438,618	73%
34	EMPLOYEES’ STATUTORY PROFIT SHARING		0%	5,060	1%
35	DEFERRED EMPLOYEES’ STATUTORY PROFIT SHARING		0%		0%

          (***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003	4th QUARTER 2002
R	CONCEPTS	Amount	Amount

36	TOTAL SALES	20,589,339	17,268,022
37	NET INCOME FOR THE PERIOD (**)	545,891	453,571
38	NET SALES (**)	20,589,339	17,268,022
39	OPERATING INCOME (**)	2,442,892	2,254,589
40	INCOME OF MAJORITY STOCKHOLDERS (**)	1,148,957	83,049
41	CONSOLIDATED NET INCOME (**)	1,145,157	75,296

          (***) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM OCTOBER 1st TO DECEMBER 31, 2003 AND 2002
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003		4th QUARTER 2002
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	6,122,875	30%	5,110,941	30%
2	COST OF GOODS SOLD	3,323,473	16%	3,039,802	18%
3	GROSS PROFIT	2,799,402	14%	2,071,139	12%
4	OPERATING EXPENSES	1,984,831	10%	1,319,356	8%
5	OPERATING INCOME	814,571	4%	751,783	4%
6	COMPREHENSIVE FINANCING RESULT	(83,257)	0%	416,816	2%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	897,828	4%	334,967	2%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	897,828	4%	334,967	2%
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	282,097	1%	133,480	1%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	615,731	3%	201,487	1%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(207,805)	-1%	160,861	1%
13	INCOME FROM CONTINUING OPERATIONS	407,926	2%	362,348	2%
14	DISCONTINUED OPERATIONS			(4,532)	0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	407,926	2%	366,880	2%
16	EXTRAORDINARY ITEMS — NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	407,926	2%	366,880	2%
19	INCOME OF MINORITY STOCKHOLDERS	(5,366)	0%	(17,155)	0%
20	INCOME OF MAJORITY STOCKHOLDERS	413,292	2%	384,035	2%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003		4th QUARTER 2002
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	6,122,875	30%	5,110,941	30%
21	DOMESTIC	5,619,949	27%	4,752,147	28%
22	FOREIGN	502,926	2%	358,794	2%
23	FOREIGN SALES EXPRESSED IN U.S. DOLLARS (***)	44,639		32,653
6	COMPREHENSIVE FINANCING RESULT	(83,257)	-14%	416,816	35%
24	INTEREST EXPENSE	211,811	36%	241,626	20%
25	EXCHANGE LOSS		0%	263,470	22%
26	INTEREST INCOME	(83,294)	-14%	(38,836)	-3%
27	EXCHANGE GAIN	(128,867)	-22%		0%
28	GAIN ON NET MONETARY POSITION	(82,907)	-14%	(49,444)	-4%
8	OTHER FINANCIAL OPERATIONS	—		-
29	OTHER EXPENSES (INCOME) — NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY	282,097	56%	133,480	22%
	PROFIT SHARING
32	INCOME TAX	119,518	24%	94,568	16%
33	DEFERRED INCOME TAX	162,579	32%	33,852	6%
34	EMPLOYEES’ STATUTORY PROFIT SHARING		0%	5,060	1%
35	DEFERRED EMPLOYEES’ STATUTORY PROFIT SHARING		0%		0%

          (***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2003 AND 2002
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003	4th QUARTER 2002
C	CONCEPTS	Amount	Amount

1	CONSOLIDATED NET INCOME	1,145,157	75,296
2	+ ( — ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	1,684,159	2,089,073
3	CASH FLOW FROM NET INCOME OF THE YEAR	2,829,316	2,164,369
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,535,738)	(1,132,041)
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	(706,422)	1,032,328
6	CASH FLOW FROM EXTERNAL FINANCING	5,517,237	861,679
7	CASH FLOW FROM INTERNAL FINANCING	(139,695)	(24,416)
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	5,377,542	837,263
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(1,164,450)	(304,097)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,506,670	1,565,494
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,668,779	2,103,285
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,175,449	3,668,779

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2003 AND 2002
(Thousands of Mexican Pesos of December 31, 2003 purchasing power)

REF		4th QUARTER 2003	4th QUARTER 2002
C	CONCEPTS	Amount	Amount

2	+ ( — ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	1,684,159	2,089,073
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	1,001,231	802,489
14	INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUM RESERVE	11,712	11,625
15	EXCHANGE (GAIN) LOSSES
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES
17	OTHER ITEMS	460,466	808,321
17	OTHER ITEMS THAT DOESN’T HAVE TO DO WITH EBITDA	210,750	466,638
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,535,738)	(1,132,041)
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(2,889,801)	60,601
19	(INCREASE) DECREASE IN INVENTORIES	(345,049)	(325,201)
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	(620,198)	(168,157)
21	INCREASE (DECREASE) IN SUPPLIERS	208,835	253,474
22	INCREASE (DECREASE) IN OTHER LIABILITIES	110,475	(952,758)
6	CASH FLOW FROM EXTERNAL FINANCING	5,517,237	861,679
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	(590,305)	550,980
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	(762,228)	(231,162)
25	DIVIDENDS RECEIVED
26	OTHER FINANCING	7,298,268	1,333,397
27	( — ) BANK DEBT AMORTIZATION
28	( — ) STOCK MARKET LOANS AMORTIZATION
29	( — ) OTHER FINANCING	(428,498)	(791,536)
7	CASH FLOW FROM INTERNAL FINANCING	(139,695)	(24,416)
30	INCREASE (DECREASE) IN CAPITAL STOCK	218	291,676
31	PAID DIVIDENDS	(188,323)	(162,613)
32	PAID-IN CAPITAL	48,410	(153,479)
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(1,164,450)	(304,097)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(180,454)	251,335
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(983,996)	(555,432)
36	INCREASE IN CONSTRUCTION IN PROGRESS
37	SALE OF PERMANENT INVESTMENTS
38	SALE OF FIXED ASSETS
39	OTHER ITEMS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF		4th QUARTER 2003		4th QUARTER 2002
P	CONCEPTS
	YIELD
1	NET INCOME TO NET SALES		5.56%	0.44%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)		19.02%	1.52%
3	NET INCOME TO TOTAL ASSETS (**)		4.84%	0.44%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME		226.76%	13.02%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION		11.74%	166.65%
	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.87	times	1.00	times
7	NET SALES TO FIXED ASSETS (**)	5.05	times	4.67	times
8	INVENTORY TURNAROUND (**)	3.64	times	3.24	times
9	RECEIVABLES TURNAROUND	82	days	54	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)		6.62%	11.09%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS		74.17%	67.86%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	2.87	times	2.11	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS		20.09%	49.48%
14	LONG-TERM LIABILITIES TO FIXED ASSETS		75.83%	104.65%
15	OPERATING INCOME TO INTEREST EXPENSE	3.04	times	3.08	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.17	times	1.48	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.26	times	1.59	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.02	times	1.11	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.95	times	0.89	times
20	CASH TO CURRENT LIABILITIES		54.62%	56.08%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES		13.74%	12.53%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES		(17.17)%	(6.56)%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	(0.88)	times	1.41	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES		102.60%	102.92%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES		(2.60)%	(2.92)%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		84.50%	182.65%

          (**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF		4th QUARTER 2003		4th QUARTER 2002
D	CONCEPTS
1	BASIC EARNINGS PER COMMON SHARE (**)	4.78		0.32
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNINGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	4.78		(1.16)
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	—		1.36
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	—		0.12
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	25.21		22.98
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	0.79		0.63
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	2.36	times	1.12	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	12.44	times	81.33	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

          (**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Grupo Elektra Announces Record EBITDA of Ps. 1.0 Billion for 4Q03, up 4% YoY, and Ps. 3.5 Billion for 2003, up 10 YoY%

— Record Revenues of Ps. 6.1 Billion for 4Q03, up 20% YoY, and Ps. 20.6 Billion for 2003, up 19% YoY —

— Net Profit of Ps. 1.1 billion for 2003 was Fourteen Times Higher than net profit of Ps. 83.0 million in 2002 —

— Revenues from Dinero Express Increased 42% YoY to Ps. 84 Million for 4Q03, and 40% YoY to Ps. 285 million for 2003 —

— Banco Azteca’s Credit Portfolio Grew 23% QoQ to Ps. 5.4 Billion and Customer Deposits Increased 34% QoQ to Ps. 8.3 Billion —

Highlights:

Grupo Elektra’s record consolidated EBITDA reached Ps. 1.0 billion for 4Q03, a 4% YoY increase from Ps. 986.4 million in 4Q02. For 2003 EBITDA was Ps. 3.5 billion, a 10% increase YoY from Ps. 3.1 billion in 2002. Gross Profit for the quarter and for the year increased 35% and 24% YoY, respectively.

Consolidated revenues increased 20% YoY from Ps. 5.1 billion in 4Q02 to Ps. 6.1 billion in 4Q03 and 19% YoY from Ps. 17.3 billion in 2002 to Ps. 20.6 billion in 2003, due to the solid performance in our three store formats, Elektra, Salinas y Rocha and Bodega de Remates; and from our Banco Azteca’s operations.

4Q03 merchandise sales rose 18% YoY to Ps. 4.6 billion from Ps. 3.9 billion in 4Q02. For 2003, merchandise sales increased 17% YoY, from Ps. 13.0 billion to Ps. 15.2 billion. In both cases this was due to the effectiveness of the marketing strategies implemented, an improved product supply to our stores, and our efforts to make consumer credit more accessible to our clients.

Dinero Express, our intra-Mexico electronic money transfer service, reported an excellent performance increasing its revenues 42% YoY from Ps. 58.7 million in 4Q02 to Ps. 83.5 million in 4Q03, and 40% YoY from Ps. 205.2 million in 2002 to Ps. 285.0 million in 2003.

Net debt of the retail division was negative by Ps. 128 million in 4Q03 from a net debt of Ps. 2.1 billion in 4Q02 due to a 23.3% YoY increase in cash and cash equivalents and a 27.6% YoY decrease in debt with cost.

Banco Azteca’s gross credit portfolio grew 23% QoQ to Ps. 5.4 billion from Ps. 4.4 billion in 3Q03. Our portfolio continues to be fully-funded by our customer deposits of Ps. 8.3 billion at the end of 4Q03 as net deposits increased 34% QoQ from Ps. 6.2 billion in 3Q03.

Financial Highlights:

Mexico City, February 25, 2004 — Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today its financial results for the fourth quarter of 2003 and full year.

“We are proud to announce that our business performance in 2003 surpassed market expectations as we reached record revenue and profitability. Our improved accessibility to credit, excellent collection performance and more competitive pricing

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

strategy triggered an important increase in revenues and profitability during the year, despite a challenging consumer demand environment,” said Javier Sarro, Grupo Elektra’s Chief Executive Officer.

“Our results are a reflection of the consumer reaction to our new merchandising strategies as well as a strong advertising program that brings customers into our stores to experience our offer of products and services. From this solid base, we will continue to build in order to achieve new goals and targets,” concluded Mr. Sarro.

“After its first full year of operations, Banco Azteca has shown outstanding results in every single business unit, particularly in net deposits which fully fund our outstanding gross credit portfolio. Our results confirm that we have effectively leveraged Grupo Elektra’s know-how in consumer loans and that we have efficiently improved the accessibility for our target market to the banking and financial products and services that were not readily available to them before,” commented Carlos Septien, Chief Executive Officer of Banco Azteca.

“Our financial strategy for 2003 produced excellent results for Grupo Elektra. This is evidenced by our strong balance sheet and the significant reduction in net debt in our retail division. Our strong cash position will help us to continue with this trend and support the reactivation of our store program for the following years,” commented Rodrigo Pliego, Chief Financial Officer of Grupo Elektra.

4Q03 Financial Highlights:

After a thorough review process and analysis with our external auditors, and in response to the feedback received from market participants, starting this quarter, we are presenting the results of Banco Azteca under the consolidation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from prior periods which did not use the consolidation method, we have reformulated those periods under the same accounting method, in accordance to the concepts established in the Bulletins A-7 and B-8 of the Generally Accepted Accounting Principles (Principios de Contabilidad Generalmente Aceptados) regarding the comparability and consolidation of the financial statements figures.

Comments on 4Q03 and 2003 Results:

Consolidated Revenues

Total consolidated revenues increased 19.8% YoY from Ps. 5.1 billion in 4Q02 to Ps. 6.1 billion in 4Q03. This outstanding performance was due to a 17.5% YoY increase in merchandise sales and a thirty-seven-fold YoY increase in revenues from Banco Azteca. Growth in merchandise sales was the result of a solid performance across our store formats as revenue from Elektra, Salinas y Rocha, and Bodega de Remates increased YoY by 16.2%, 4.0% and 17.9%, respectively. We believe this outcome was a consequence of the implementation of our merchandising strategies “Nobody Undersells Elektra” (Nadie Vende Más Barato que Elektra) since the fourth quarter of 2002 and “Ps. 100 or less weekly” (Ps. 100 Semanales o Menos); our improved product supply to our stores; and our efforts to make consumer credit more accessible to our clients.

Total consolidated revenues for 2003 increased 19.2% to Ps. 20.6 billion from Ps. 17.3 billion in 2002. Merchandise sales for the year grew 17.1% to Ps. 15.2 billion from Ps. 13.0 billion in 2002 as revenue from our store formats Elektra, Salinas y Rocha and Bodega de Remates grew YoY 16.0%, 10.7% and 37.6%, respectively. Revenues from Banco Azteca increased almost 100 times to Ps. 2.9 billion from Ps. 31 million in 2002.

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Gross Profit

Total gross profit increased 35.2% YoY from Ps. 2.1 billion to Ps. 2.8 billion in 4Q03 and gross margin increased 520 basis points YoY from 40.5% to 45.7% in 4Q03. This positive trend reflects the growth rates in merchandise sales and in Banco Azteca’s operations. Gross margin from retail operations fell 130 basis points from 33.2% to 31.9% in 4Q03 due to our competitive pricing strategy offering the most competitive prices in the market. However, management believes that the decline in retail gross margin has been offset by the increases in volumes sales.

Gross profit grew 24.2% YoY from Ps. 7.2 billion to Ps. 9.0 billion in 2003. Consolidated gross margin for 2003 was 43.7% compared to 41.9% for 2002. Gross margin for the retail business was 32.5%, 90 basis points above when compared to 31.6% for 2002.

EBITDA and Operating Profit

Consolidated EBITDA for the fourth quarter was a record Ps. 1.0 billion in 4Q03 from Ps. 986.4 million in 4Q02. The growth is attributable largely to the increase in consolidated revenues and in gross profit as operating expenses increased 60.6% YoY. This was mainly due to the hiring and training of new employees for Banco Azteca, Afore Azteca and Seguros Azteca, the remodeling of stores, the compensation based on contribution of our sales force, collections personnel, cashiers, credit executives and all employees with a direct interaction with clients, four new distribution centers built in 2003, and our door-to-door selling and credit line granting efforts directed to good-standing existing credit customers of Grupo Elektra.

Operating profit increased by 8.4% YoY as depreciation and amortization expenses increased 1.1% over the same period.

Consolidated EBITDA for 2003 was also the highest ever as it reached Ps. 3.5 billion, 10.2% higher from Ps. 3.1 billion in 2002. Notwithstanding an increase in operating expenses from our new businesses of 32.3% YoY, from Ps. 4.2 billion to Ps. 5.5 billion in 2003, operating income grew 8.4% YoY to Ps. 2.4 billion from Ps. 2.3 billion in 2002. Depreciation and amortization expenses increased 24.7% over the same period due to the equipment purchased for our stores, our bank branches and our distribution centers.

Comprehensive Cost of Financing

Comprehensive cost of financing for 4Q03 reported a gain of Ps. 83.3 million from a cost of Ps. 416.8 million of 4Q02. The difference in the cost of financing is explained by:

At the retail level:

-A Ps. 74.3 million decrease in net interest expense.

-A change in FX gains of Ps. 392.3 million from 4Q02 to 4Q03.

-A change in monetary gains of Ps. 33.5 million from 4Q02 to 4Q03.

For 2003, comprehensive cost of financing decreased 51.6% YoY, from Ps. 1.2 billion to Ps. 580.5 million. The Ps. 620.1 million difference is explained by an increase of Ps. 10.4 million on net interest expenses, a decrease in FX losses of Ps. 621.5 million, and an increase in monetary gains of Ps. 9.0 million.

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Net Profit

Our solid performance in our operations, coupled with the positive comprehensive cost of financing mentioned above, partially offset by a Ps. 207.8 million loss from our equity participation in Comunicaciones Avanzadas, led to a consolidated net profit of Ps. 413.3 million in 4Q03, compared to a Ps. 384.0 million net income during 4Q02.

Consolidated net profit for the full year was Ps. 1.1 billion, almost fourteen times higher than the net profit reported in 2002 of Ps. 83.0 million. Our participation in Comunicaciones Avanzadas resulted in a loss of Ps. 210.7 million in 2003.

Retail Division

After a full year since the implementation of our enhanced merchandising strategy “Nobody Undersells Elektra” throughout all our stores, we have experienced continuous growth every quarter in our store formats throughout the year. For 4Q03, our Elektra, Salinas y Rocha and Bodega de Remates store formats reported YoY revenue increases of 16.2%, 4.0% and 17.9%, respectively. For 2003, our store formats reported increases of 16.0%, 10.7% and 37.6%, respectively.

Furthermore, our Latin American operations (Guatemala, Honduras and Peru) continue showing important improvements as we also implemented our merchandising strategy as well as our compensation policies and our strict budget control in the countries outside Mexico where we operate. During the 4Q03, revenues and gross profits of this geographical division registered YoY increases of 48.3% and 82.2%, respectively. For 2003, revenues and gross profit grew by 31.0% and by 41.2% YoY, respectively.

Some of the main highlights for the Retail Division include:

Dinero Express. February 2004 marked the first eight years of Dinero Express offering local electronic money transfer services throughout Mexico. Realizing the value of this business throughout the years, Grupo Elektra has made constant improvements to make the service more efficient, more secure and faster; and has rewarded those who use it frequently with different promotions in time. In February 1998, Dinero Express launched its successful program “Cliente Express” for regular users of the service. The objective is to create loyalty to our service by granting them different discounts on commissions charged on the transfers. Frequent clients currently account for more than 50% of the transactions done in this key business line.

Dinero Express. February 2004 marked the first eight years of Dinero Express offering local electronic money transfer services throughout Mexico. Realizing the value of this business throughout the years, Grupo Elektra has made constant improvements to make the service more efficient, more secure and faster; and has rewarded those who use it frequently with different promotions in time. In February 1998, Dinero Express launched its successful program “Cliente Express” for regular users of the service. The objective is to create loyalty to our service by granting them different discounts on commissions charged on the transfers. Frequent clients currently account for more than 50% of the transactions done in this key business line.

During 4Q03, our domestic money transfer business services had an outstanding performance. Revenues generated from this business increased 42.4% to Ps. 83.5 million from Ps. 58.7 million in 4Q02. The total amount transferred and the number of transactions increased by 32.8% and by 36.1% YoY, respectively, as we transferred Ps. 1.1 billion in 1.1 million transactions during 4Q03.

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STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

For the year, revenues increased 38.9% to Ps. 285.0 million from Ps. 205.2 million in 2002. This result was led by increases in the amount transferred and number of transactions of 33.0% and 36.9% YoY, respectively.

Western Union. Continuing with our advertising and promotional campaigns, the competitive commissions charged by Western Union and the positive trends experienced in our electronic money transfer business from the United States to Mexico, resulted in an increase in revenues of 18.7%, from Ps. 97.9 million in 4Q02 to Ps. 116.2 million in 4Q03. During the quarter, we transferred the equivalent of Ps. 3.0 billion through 1.2 million transactions, representing YoY increases of 41.7% and 28.8%, respectively. Over the same period, gross profit increased 19.1% to Ps. 114.4 million from Ps. 96.1 million in 4Q03.

For the year, revenues increased 25.6% to Ps. 421.4 million from Ps. 335.6 million in 2002. During the same period, the amount transferred and the number of transactions increased by 48.6% and by 35.8%, respectively. Gross profit for the year increased 26.0% to Ps. 413.9 million from Ps. 328.6 in 2002.

Telephones (Wireless Products and Services). With the introduction of Iusacell wireless products and services through our stores during the 3Q03, we effectively became the largest distributor in Mexico of mobile products and services offering products from the four largest wireless operators in Mexico (apart from Iusacell, Telcel, Telefónica MoviStar and Unefon). Thus, with this notion and to enhance the importance of this business line, we launched a strategy under the “The House of the Cellular” slogan (La Casa del Celular). This strategy should position our store network as key locations where customers can acquire wireless products and services from any of the four main mobile brands.

During 4Q03, revenue from this segment increased to Ps. 284.5 million from Ps. 133.8 million in 4Q02. Gross profit increased 21.9% to Ps. 60.5 million in 4Q03 from Ps. 49.6 million in 4Q02. For 2003, revenues increased 81.2%, from Ps. 536.9 million to Ps. 972.7 million and gross profit increased 33.8% to Ps. 204.6 from Ps. 152.9 million in 2002.

Banco Azteca

On its first full year of operations, Banco Azteca reported an outstanding performance by receiving an excellent response from all its clients who had benefited from the banking products and services launched during the year. The new products and services include: consumer loans through third party-stores, term deposits, personal loans, ATM’s, debit card services, payroll services and finally, currency exchange services.

For 4Q03, Banco Azteca reported net income of Ps. 103.8 million, reaching Ps. 147.7 million for 2003.

Credimax (Consumer Loans) and Credimax Efectivo (Personal Loans) Combined Credit Portfolio. During 2003, in an effort to offer accessible consumer loans to the vast majority of the population who does not have access to credit, Banco Azteca reached agreements with other retailers such as Almacenes Garcia, H-E-B and Home Mart, to start offering consumer loans to their clients. Currently, Banco Azteca is testing its consumer loan program at other retailers expecting a similar success. Furthermore, Credimax Efectivo personal loans was launched as a complement to our successful consumer credit program. This type of loan is only granted to existing credit customers of Grupo Elektra who have proven to be creditworthy on their previous purchases. At the end of 2003, personal loans amounted to Ps. 982 million.

At the end of 4Q03, we had a combined total of 2.877 million active credit accounts, representing a 27.7% increase from 2.253 million in 3Q03 and a 33% increase over the same period of last year. Gross consumer loans increased 22.6%, reaching Ps. 5.4

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

billion from Ps. 4.4 billion at the end of 3Q03 and almost five times the gross credit portfolio of 4Q02. The average term of the combined credit portfolio at the end of 4Q03 was 48 weeks, flat when compared to 3Q03 and a one-week increase when compared to 4Q02. The collection rate of Banco Azteca remains at the same excellent historic level that defines Grupo Elektra’s standard.

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits). In 2003, Banco Azteca was able to increase its deposit products by launching several options for customers who choose to entrust their money at our branches. Net deposits continued showing extraordinary growth, increasing 33.9% QoQ to Ps. 8.3 billion in 4Q03 from Ps. 6.2 billion in 3Q03, and close to nine times the deposits of 4Q02. Over the quarter, the number of accounts rose by approximately 600,000 to 3.4 million.

As of December 31, 2003, the capitalization index of Banco Azteca was 11.3%, compared to 10.8% as of September 30, 2003, and to 25.7% as of December 31, 2002.

The average funding mix of Banco Azteca had a 3.2% cost at the end of 4Q03, 40 basis points below the cost reported at the end of both 3Q03 and 4Q02.

Afore Azteca

Afore Azteca results are now reported under the consolidation method in Grupo Elektra’s results and for the first time since it started operations registered a net income of Ps. 3.1 million for 4Q03 from a net loss of 2.9 million in the previous quarter. As of December 31, 2003, Siefore Azteca reached Ps. 689.0 million in net assets under management, close to two times those in the previous quarter. The number of affiliates reached 19,292 and the number of assignees was 427,385, both as of December 31, 2003.

Consolidated Balance Sheet

To maintain clarity in our consolidated balance sheet and to separate between what is restricted and unrestricted to bondholders of Grupo Elektra, following we discuss certain items included in it on a separated basis.

Total cash and cash equivalents rose 95.6% YoY from Ps. 3.7 billion in 4Q02 to Ps. 7.2 billion in 4Q03, comprised of Ps. 3.9 billion from the retail division and Ps. 3.2 billion from Banco Azteca. Cash and equivalents from the retail division grew YoY 23.3% from Ps. 3.2 billion and cash and equivalents from Banco Azteca increased almost six times by Ps. 2.8 billion over the same period a year ago.

Accounts receivable from customers of the retail division decreased 79.8% YoY from Ps. 2.0 billion to Ps. 395 million at the end of 4Q03 mainly as a consequence of the transferring of our credit operations in Mexico to Banco Azteca, and the maintenance of our credit operations in Latin America. This can be evidenced by the fact that gross credit portfolio of Banco Azteca increased from Ps. 1.1 billion at the end of 4Q02 to Ps. 5.4 billion at the end of 4Q03.

Total debt with cost of the retail division at the end of 4Q03 was Ps. 3.8 billion, 27.6% lower when compared to Ps. 5.3 billion at the end of 4Q02. During 2003, as part of our financial strategy outlined at the beginning of the year, we refinanced and prepaid expensive long-term debt for local currency, short-term debt. As a result of these changes, net debt for the retail division at the end of 4Q03 was negative by Ps. 128 million.

Total net deposits for Banco Azteca showed an outstanding success not foreseen in our most optimistic forecast at the beginning

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STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

of 2003, increasing from Ps. 897 million at the end of 4Q02 to Ps. 8.3 billion at the end of 4Q03. Quarter-over-quarter, deposits increased 34% from Ps. 6.2 billion in 3Q03.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

-Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

-We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

-EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

-We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

-We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

MEXICAN STOCK EXCHANGE
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STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

NOTE 1 — COMPANY OPERATIONS AND DISCONTINUED OPERATIONS:

Grupo Elektra, S. A. de C. V. (Grupo Elektra) and subsidiaries (the company) are mainly engaged in the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances, household furniture, telephones and computers. A significant portion of the company’s revenues arise from installment sales. Additionally, the company offers a series of complementary products and services, the most important of which are money transfer services from the United States of America to Mexico, as well as within Mexico, and extended warranty services for electronics and appliances.

As from November 2002 and, as a result of the incorporation of Banca Azteca, S. A., Institución de Banca Múltiple (Banca Azteca), in addition to the commercial activities that Grupo Elektra has carried out through its subsidiaries, the bank and credit services rendered by Banca Azteca are consolidated into the results of the group.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Following is a summary of significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation -

The consolidated financial statements are expressed in constant pesos of purchasing power as of December 31, 2003 and have been prepared in conformity with accounting principles generally accepted in Mexico (Mexican GAAP), in accordance with the following policies:

- Investments in marketable securities are stated at market value.

- Inventory and cost of sales are restated by the replacement cost method.

- Property, furniture, equipment and investment in stores, minority investments in shares, goodwill and the components of stockholders’ equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

- The gain on net monetary position represents the effects of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of the purchasing power as of the end of the most recent period.

- The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders’ equity under the caption “loss from holding nonmonetary assets”.

- The NCPI factor used to recognize the effects of inflation on the financial statements was 106.996 and 102.904 as of December 31 2003 and 2002, respectively.

b. Presentation of the statement of income -

To allow for better matching of revenues with the costs needed to produce them, revenues include income resulting from the

MEXICAN STOCK EXCHANGE

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STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

from the sale of merchandise and the accrued interest from installment sales, less the monetary loss on receivables and increased by the penalty interest.

Additionally, the cost of sales includes the cost of merchandise sold, the cost of financing the installment sales, less the monetary gain on financing of receivables and the allowance for doubtful accounts.

c. Principles of consolidation -

The consolidated financial statements include the accounts of the company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

d. Cash and cash equivalents -

The company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

e. Revenue recognition -

The company recognizes revenue on the accrual basis when goods are delivered to customers. Interest and installment sales mark-up are credited to income on a straight-line basis over the life of the respective installment contracts (normally from 13 to 65 weeks).

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores, plus a share of the foreign exchange gain, as well as commissions paid by Elektra customers or money transfers within Mexico. Both types of commissions are recorded as the services are provided.

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

Revenues from penalty interest are recorded when they are collected.

f. Allowance for doubtful accounts -

The company increases the allowance for doubtful accounts at the time of any installment sale by an amount equal to five percent of the cash price of the merchandise sold, plus the mark-up, less the down payment, if any. This method is based on the historical experience of the company and represents management’s best estimate of losses derived from accounts receivable. The company follows the policy of writing off all customer balances outstanding more than ninety days against the allowance for doubtful accounts.

g. Inventories and cost of sales -

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

h. Property, furniture, equipment and investment in stores -

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the stores operated by the company and is restated as mentioned in Note 2a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the company’s fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

i. Investments in shares -

The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method, and is shown in the statement of income net of the amortization of the related goodwill.

Other investments in shares of companies in which the company’s interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a.

j. Goodwill and negative goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) is amortized over twenty years.

Negative goodwill is amortized over five years and resulted when Grupo Elektra acquired 94.3% of the Grupo SyR, S.A. de C.V. shares.

k. Income tax (IT) and employees’ statutory profit sharing (ESPS) -

The company recognizes deferred tax effects by applying the income tax rate to all differences between book and tax values of assets and liabilities, and considering tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

Deferred ESPS is calculated based on nonrecurring temporary differences between the book profit and the ESPS base.

l. Labor obligations -

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the company’s subsidiaries for their employees., are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees’ years of service, which the company estimates to be an average of 25 years, and on remuneration at retirement.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Impairment of long-lived assets -

The company periodically evaluates the carrying value of its fixed assets, goodwill and other intangible assets, to determine whether there are any impairment losses. No event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

n. Transactions in foreign currencies and translation of foreign operations -

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are charged or credited to income.

The figures of the consolidated operations of the subsidiaries in Central and South America are translated as per the methodology established in Statement B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries”. In accordance with the provisions of this statement, the figures of said subsidiaries are restated by applying inflation factors of the country of origin, converting the assets and liabilities (monetary and nonmonetary), as well as income and expenses, at the exchange rate in effect on the balance sheet date.

o. Earnings per share -

Earnings per share is computed in accordance with Statement B-14 “Earnings per Share”, by dividing the net consolidated income by the weighted average number of shares outstanding during 2003 and 2002.

p. Derivative financial instruments -

Transactions with derivatives instruments are recognized in the balance sheet as either assets or liabilities at fair value at the end of each year.

Gains and losses on forward currency exchange contracts, options and interest-rate swaps are recorded in income for the year and are included in the comprehensive financing cost. These financial instruments are valued at the end of the year as per the same valuation criteria applied to the assets and liabilities covered.

Gains and losses on derivative transactions involving instruments indexed to the company’s stock are recorded in paid-in capital, as these transactions are carried out with the company’s own shares. The interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in results for the year.

The company does not enter into this kind of transactions for speculative purposes. The counterparties in these derivative transactions are normally major financial institutions which have granted loans to the company, thus, the risk of noncompliance by these institutions of agreed-upon commitments is very unlikely.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

q. Comprehensive income -

Comprehensive income means the net income for the year, plus any items which, in accordance with other statements, must be recorded directly in stockholders’ equity and are not capital contributions, reductions or disbursements.

r. Use of estimates -

Preparation of financial statements in conformity with Mexican GAAP requires that management make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

s. Recently issued accounting standards -

In December 2001, the Mexican Institute of Public Accountants (MIPA) issued revised Statement C-8 “Intangible Assets”, which supersedes Statement C-8. The provisions of this new statement are required to be applied as from January 1, 2003.

Statement C-8 provides a clear definition of research and development costs, providing that only development costs may be deferred to a future period. Furthermore, Statement C-8 states that preoperating costs should be expensed as a period cost, cost, unless they can be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful life.

In November 2001, the MIPA issued revised Statement C-9 “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which supersedes the original Statements C-9 and C-12. The provisions of this new statement are required to be applied beginning on January 1, 2003.

Statement C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, this statement establishes guidelines for the recognition of liabilities and cancellation of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Statement C-9 states that all contingent liabilities whose realization is probable must be accounted for and disclosed in the financial statements, contingent liabilities whose realization is possible should not be accounted for in the financial statements, but must be disclosed, and contingent liabilities whose realization is remote should not be accounted for in the financial statements and need not to be disclosed. Statement C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the company’s immediate needs or if the commitment is considered a contracted obligation.

The adoption of Statement C-8 and C-9 is not expected to have a significant impact on the company’s financial position and results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2003
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

NOTE 3 — RECONCILIATION BETWEEN NET INCOME AND EBITDA

	3Q03	3Q02	2003	2002
Reported net income	413.3	384.0	1,149.0	83.0

Add (subtract): the following items:
Minority interest	(5.4)	(17.2)	(3.8)	(7.8)
Discontinued operations and extraordinary item		(4.5)		352.8
Equity in (income) loss of affiliated companies	207.8	(160.9)	210.7	28.1
Tax provision	282.1	133.5	506.5	597.9
Comprehensive financing cost	(83.3)	416.8	580.5	1,200.5
Depreciation and amortization	221.7	219.4	1,001.2	802.5
Monetary loss recorded on revenues	0.0	50.6	32.5	218.9
Monetary gain recorded on cost	(8.8)	(35.4)	(26.7)	(144.9)

	614.2	602.4	2,300.9	3,048.0

Reported EBITDA	1,027.5	986.4	3,449.9	3,131.1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

NAME OF THE		MAIN	NUMBER	% OF	TOTAL AMOUNT
COMPANY		ACTIVITIES	OF SHARES	OWNERSHIP	Acquisition	Current
					Cost	Value
ASSOCIATED COMPANIES
1	COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.84	260,538	586,139
2	TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	64,194
3	PROTEÍNAS POPULARES, S.A. DE C.V.	FOOD PRODUCTS	27,264,000	49.00	7,406	55,426
4	GRUPO EMPRESARIAL ELEKTRA, S.A. DE C.V.	HOLDING COMPANY	499	0.01	50	44,759
5	GRUPO COTSA, S.A. DE C.V.	HOLDING COMPANY	1,923,129	0.63	4,162	6,948
6	EMPRESAS TURISTICAS, S.A. DE C.V.	COMMERCIAL SERVICES	60,843,896	100.00	60,844	61,806
7	SEGUROS AZTECA, S.A. DE C.V.	FINANCIAL SERVICES	37,793,000	100.00	37,793	32,493
8	OTHER 4 COMPANIES		698	—	18,121	96,962

TOTAL INVESTMENT IN ASSOCIATED COMPANIES					396,437	948,727

OTHER PERMANENT INVESTMENTS						—

TOTAL						948,727

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type/Institution	Date	Rate	Until	More than	Current	Until	Until	Until	Until	Until
			1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
UNSECURED DEBT
BANCO DEL BAJIO, S.A.	1/2/2004	6.12	7,465
BANCO DE MEXICO, S.A.	1/2/2004	6.33	21,274
ACCRUED INTEREST			5

TOTAL			28,744	—	—	—	—	—	—	—

STOCK MARKET DEBT
PUBLIC INVESTORS	4/1/2008	12.00								3,088,250
STOCK MARKET CERTIFICATES	4/15/2004	8.49	600,000
ACCRUED INTEREST			1,981			97,729

TOTAL			601,981	—	—	97,729	—	—	—	3,088,250

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type/Institution	Date	Rate	Until	More than	Current	Until	Until	Until	Until	Until
			1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
SUPPLIERS
SONY DE MÉXICO, S.A. DE C.V.			554,277
LG ELECTRONICS DE MÉXICO, S.A. DE C.V.			441,783
SAMSUNG ELECTRONICS, S.A. DE C.V.			364,904
FACTORING			288,421
PANASONIC DE MÉXICO, S.A. DE C.V.			269,399
MABE DE MÉXICO, S.A. DE C.V.			249,042
LATINAMERICA						180,893
NISSHO IWAI MEXICANA, S.A. DE C.V.			153,887
VITROMATIC COMERCIAL, S.A. DE C.V.			126,514
DAEWOO ELECTRONICS CORPORATION			112,890
OTHERS			97,194			16,606
MULTITRADE INTERNATIONAL, S.A. DE C.V.			75,670
RADIOMOVIL DIPSA, S.A. DE C.V.			74,602
AVATAR TECHNOLOGY INC.			63,529
GILAT SATELLITE						21,227
MOTOROLA INC.						20,923

TOTAL SUPPLIERS			2,872,112	—	—	239,649	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type/Institution	Date	Rate	Until	More than	Current	Until	Until	Until	Until	Until
			1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
OTHER LIABILITIES
OTHER			9,204,096			93,243	3,188

OTHER CURRENT LIABILITIES AND OTHER CREDITS			9,204,096	—	—	93,243	3,188	—	—	—

			12,706,933	—	—	430,621	3,188	—	—	3,088,250

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.23
LEMPIRAS	18.01
QUETZALES	8.03
SOLES	3.47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

FOREIGN MONETARY POSITION	U.S. DOLLARS		OTHER CURRENCIES

					TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS
TOTAL ASSETS	257,153	2,887,831	34,755	390,295	3,278,126
TOTAL LIABILITIES	291,669	3,275,442	21,961	246,617	3,522,059
SHORT-TERM LIABILITIES	16,385	184,004	21,961	246,617	430,621
LONG-TERM LIABILITIES	275,284	3,091,438			3,091,438

NET BALANCE	(34,516)	(387,611)	12,794	143,678	(243,933)

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.23
LEMPIRAS	18.01
QUETZALES	8.03
SOLES	3.47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)
JANUARY	5,535,406	8,796,507	3,261,101	0.40	13,183
FEBRUARY	4,582,092	7,675,122	3,093,030	0.28	8,592
MARCH	4,675,513	7,562,726	2,887,213	0.63	18,225
APRIL	4,328,576	7,612,307	3,283,731	0.17	5,606
MAY	5,935,408	6,879,116	943,708	-0.32	(3,045)
JUNE	4,772,076	7,528,670	2,756,594	0.08	2,277
JULY	4,391,424	7,225,713	2,834,289	0.14	4,108
AUGUST	4,533,860	7,278,103	2,744,243	0.30	8,232
SEPTEMBER	4,195,506	7,153,423	2,957,917	0.58	17,100
OCTOBER	3,351,986	6,734,329	3,382,343	0.38	12,982
NOVEMBER	3,633,859	7,322,713	3,688,854	0.83	30,618
DECEMBER	4,331,536	7,525,935	3,194,399	0.43	13,733
RESTATEMENT			—		2,830
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					134,441

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2003

BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET
ANNEX 8
FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES

NOT APPLICABLE

CURRENT SITUATION OF FINANCIAL LIMITATIONS

NOT APPLICABLE

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%

NOT APPLICABLE

NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITY IS PERFORMED THROUGH ITS MORE THAN 1000 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

MAIN RAW MATERIALS
ANNEX 10

	MAIN		MAIN		COST OF
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	PRODUCTION
(%)
NOT APPLICABLE

NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
MARK-UP			—	3,202,040
VIDEO			1,595	3,135,372
AUDIO			791	2,055,913
REFRIGERATORS			481	1,610,283
WASHERS AND DRYERS			527	1,318,699
OTHER			—	1,077,195
STOVES AND GRILLS			634	1,032,231
TELEPHONES			970	973,039
MATTRESSES			613	654,266
LIVING ROOM FURNITURE			129	557,620
COMPUTERS			229	490,506
SMALL APPLIANCES			1,407	374,008
BICYCLES			294	363,247
DINING ROOM FURNITURE			169	338,293
AIR CONDITIONERS			269	311,940
BEDS AND BUNK BEDS			231	296,667
MONEY TRANSFERS			—	285,042
EXTENDED WARRANTIES			—	184,399
DINING SETS			52	133,915
SEWING MACHINES			95	128,360
BEDROOM FURNITURE			30	99,842
ENTERTAINMENT GAMES			71	74,247
PHOTO DEVELOPING			727	62,786
WARDROBES			36	54,886
KITCHENS			16	45,864
TABLES			49	43,744
BOOKCASES			29	41,710
TYPEWRITING MACHINES			38	35,958
BOX SPRING			39	33,269
CUPBOARDS			25	25,202
KITCHEN BELLS			15	7,008
CHAIRS			11	4,363
VACUUM CLEANERS			4	264
BIPERS			2	227

TOTAL				19,052,405

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

	TOTAL PRODUCTION		NET SALES			MAIN
MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
OTHER SALES				1,086,297	LATIN AMERICA
MONEY TRANSFERS				421,405	UNITED STATES
PENALTY INTEREST				22,355	LATIN AMERICA
EXTENDED WARRANTIES				6,877	LATIN AMERICA

TOTAL				1,536,934

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

ANALYSIS OF CAPITAL STOCK
FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES
							CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ONLY	2.30500	—	239,621,755		78,222,947	161,398,808	552,280

TOTAL			239,621,755	—	78,222,947	161,398,808	552,280	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :

239,621,755

SHARES PROPORTION BY:

CPOSs:
UNITS:
ADRs:
GDRs:
ADSs:
GDSs:

REPURCHASED OWN SHARES

	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	5,486,940	40.65000	59.50000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

PROJECTS INFORMATION

ANNEX 13

     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14

     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2003
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

MEXICO CITY AT FEBRUARY 25, 2004